UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 29, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer

Santander

London 29th & 30th September 2011

INVESTOR DAY

DELIVERING PROFITABLE GROWTH

Marcial Portela
Brazil

Disclaimer

Banco Santander (Brasil) S.A. ("Santander Brazil") and Banco Santander, S.A. ("Santander") both caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The assumptions for the perspectives on slide 32 are included in slides 22, 23, 26, 27 and 28, 29 and 31 of this presentation. The risk factors that Santander Brazil y Santander have indicated in its past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Unless otherwise provided in applicable regulations, neither Santander Brazil nor Santander undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander Brazil and Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander Brazil and Santander give no advice and make no recommendation to buy, sell or otherwise deal in shares in Santander Brazil, Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Summary

Santander Brazil from 2008-11	✗ Growth delivery delayed ✓ IT platform integrated ✓ Jaw widening – Income ✓, Costs ✓ — Net Profit & Efficiency ✓
Brazilian economy and banking sector	**Encouraging outlook** for coming years **Sustainable credit growth**
Strategic plan for 2011-13	Maximize operating leverage, improving customer satisfaction and become the **bank of choice of our customers**

Index

Index

Our Business Model

Customer oriented	A universal bank focused in retail Strong presence in all segments
Global franchise	Scale and expertise
Cost Efficiency	Aim to be the best bank in cost efficiency
Prudent risk management	Comfortable coverage ratio Correct risk pricing
Solid balance sheet	Strong capital base and prudent liquidity risk management

Customer oriented: a universal bank focused in retail

Revenues¹ by Segment – Jun/11


Commercial Bank
86%
11%
3%
Global Banking and Markets
Asset Management and Insurance

Largest foreign Bank in Brazil and 3rd private Bank in total assets

- 11.4% market share² in terms of branches
- 10.3% market share² in loans

24 million customers³

- **Individuals: 23.0 million**
- **Corporate: 1.0 million**

9.3 million Current Active Account Holders

11.9 million Credit Cards

Infrastructure

- **3.7 thousand** points of sale
  - 176 new branches (Jun11/Jun10)
- **18,099 ATMs**

1- Spanish Gaap, Includes net interest income, net fees, gain (losses) on financial transactions and other operating incomes
2- Brazil Central Bank: Last data available: Jun/11
3- Total Retail Customers (non-active and active customers)

Customer oriented: Strong presence in all segments

Credit Portfolio[1]


US$ Billion
9.5%
CAGR
CAGR:
1H11/2008
Individuals
SMEs
Corporate
Consumer Finance
91.3
25.0
21.9
28.5
15.8
114.6
38.6
26.4
31.1
18.5
14.0%
4.6%
2008
1H11

* Exchange rate R$/US$ of Jun/11: 1.5638

1- Includes credit portfolio acquired from other banks

Global franchise: scale and expertise

Bring the best of the Group to Brazil….


Bring the best of the Group to Brazil
Carry the best of Brazil to the Group

- Global scale and synergies
- Corporate IT platform
- Exchange of global best practices
- Global corporate customer base

Efficiency: Income growth coupled with effective cost control...

Income


US$ Billion
Spanish Gaap
CAGR:11%
16.5
19.8
20.5
11.1
2008
2009
2010
1H11

Cost(*)


US$ Billion
Spanish Gaap
CAGR: -1%
7.1
6.7
6.9
3.6
2008
2009
2010
1H11

Net Profit


US$ Billion
Spanish Gaap
CAGR:26%
3.0
3.9
4.8
2.3
2.9
3.7
4.0
1.9
2008
2009
2010
1H11
Minority Interests
Net profit Attributable

The year 2011 suffers from impacts of the integration

Average Constant Fx Rate R$/US$ of Jun/11: 1.6311
(*) Cost: without depreciation and amortization.

...which led to a convergence in efficiency in relation to main local peers



Efficiency Ratio[1] %
BR GAAP
58.5
48.1
45.5
46.2
46.1
44.0
2008
1H11
Santander
Competitor-B
Competitor-A

Source: Published Financial Statments (BR GAAP)

1. General Expenses /Total Income (Interest Income, fees, revenues from insurance and other operational revenues/expenses and tax expenses)

Prudent Risk Management: Comfortable Coverage Ratio and Correct Risk Pricing

Risk Premium[1]


Spanish GAAP
5.9%
6.2%
6.1%
5.7%
5.0%
5.1%
Dec.08
Jun.09
Dec.09
Jun.10
Dec.10
Jun.11

NPLs Coverage ratio


Spanish GAAP
102%
92%
99%
98%
101%
102%
Dec.08
Jun.09
Dec.09
Jun.10
Dec.10
Jun.11

1. Risk Premium = ((NPL t – NPL t-1) + Charge offs – Write offs collections)/Average credits

Solid Balance Sheet: Strong capital base and prudent liquidity risk management

BIS Ratio (%)

BR GAAP



25.6%
22.1%
21.4%
14.7%
4.9%
3.1%
2.9%
4.0%
11%¹
10.8%
20.7%
19.0%
18.6%
2008
2009
2010
1H11
Tier I
Tier II

Loans / Deposits (%)

BR GAAP



95%
103%
108%
111%
2008
2009
2010
1H11

¹ Minimum BIS ratio required

Index

Brazil: Consistent and profitable growth opportunity



1. Sustainable 3-4% GDP growth
2. Substantial planned investments
3. Social mobility room for greater bankarization
4. A solid Financial System
5. Sustainable credit growth due to solid macro fundamentals

1. Sustainable 3-4% GDP growth due to sound macroeconomic conditions


Real GDP Growth (%)
5.7
3.2
4.0
6.1
5.2
-0.6
7.5
3.8
3.6
4.2
2004
2005
2006
2007
2008
2009
2010
2011e
2012e
2013e

Source: Brazil Central Bank and IMF Estimates

1. Strong domestic fundamentals

Net Public Debt / GDP (%) (Total consolidated public sector)



51%
38%
36%
2004 2005 2006 2007 2008 2009 2010 2011e 2012e 2013e

International Reserves and External Debt



US$ billion
External debt[1]
201
Reserves
53
350
351
309
340
2004 2005 2006 2007 2008 2009 2010 2011e 2012e 2013e

Inflation target



Inflation 12 months % - IPCA
Interest Rate% – Selic
17.8%
7.6
11.0%
11.0%
6.6
4.2
2004 2005 2006 2007 2008 2009 2010 2011e 2012e 2013e

Unemployment Rate (%)



11.5%
6.7%
7.0%
2004 2005 2006 2007 2008 2009 2010 2011e 2012e 2013e

Source: Brazil Central Bank, Santander Research Estimates and IMF Estimates
1. Includes private and public sector external debt

2. Robust pipeline of infrastructure investment in the coming years


rio2016
Brasil 2014
FIFA WORLD CUP
PAC
PROGRAMA DE ACELERAÇÃO DO CRESCIMENTO

Brazil Investment Schedule (2011-2016), R$ 1 trillion


Petrobras Pre-Salt[1]
13%
4% World Cup
3% Olympic Games
Other PAC investment
80%

Sources: Brazil World Cup official website / Brazilian Ministry of Development . 2016 Olympic Games Brazilian Candidacy Dossier / Santander estimates

1. In Brazil, recently was discovered its biggest oil reserves in the pre-salt layer, estimates of recoverable volumes are at 6 to 10 billion barrels of oil&gas.

3. Social mobility provides room for greater bankarization

Social Mobility Trend



Million of individuals
Δabc= 46
Δabc= 19
A/B
C
D
E
13
66
47
49
+55%
23
102
39
26
+11%
31
113
40
16
2003
2011
2014

GDP Per Capita and Formal Job



GDP Per Capita (R$ thousand)
Formal job creation (Million)
CAGR: 10.1%
+ 15 million jobs created since 2003
9.5
10.7
11.7
12.8
14.2
16.0
16.6
16.8
20.7
22.7
24.8
0.8
1.8
1.8
1.9
2.4
1.8
1.7
2.9
2003
2004
2005
2006
2007
2008
2009
2010
20..
20..
20..

+ 46 million people moved to upper and middle class and a further 19 million expected by 2014

4. A solid, profitable and well capitalized Financial System

BIS Ratio (%)


*Minimum capital required
17.7
18.6
17.4
17.0
Brazil*
Basel*
11%
8%
2008
2009
2010
1H11

Reserve Requirements[1]


R$ billion
172
194
395
419
2008
2009
2010
1H11

Concentration of Business[2] (6 major banks)


52%
70%
2001
1H11

ROE[3] (%)


19.4
15.7
17.4
17.7
2008
2009
2010
1H11

Source: Brazil Central Brank 1. Requirements regarding the amount of funds that banks must hold in reserve against deposits made by their customers. 2. Includes credit, mutual funds and deposits. 3. Net Profit / Equity

Santander

5. Credit expansion: Sustainable Growth

- Growth resulted from improved economic conditions
- Origination to hold model
- Mortgage penetration is low with reduced LTVs
- Debt servicing ratio is not a concern

5. Credit expansion: Sustainable Credit Growth

Credit Growth



3%
9%
21%
31%
15%
21%
16%
15%
15%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011E
2012E
2013E

Opportunities to grow



214%
203%
133%
47%
53% in 2013
88%
81%
52%
4%
UK
US
Euro Zone
Brazil
Mortgage/GDP
Credit/GDP

- Credit growth/nominal GDP growth ratio: 1.5 – 2.0x
- System can sustainably grow around 15-16% per year

Index

We are moving towards our goals…

2008 - 2011		2011 - 2013
✓	IT platform integration	Quality in customer services
✗	Outgrow the market	Intensify customer relationships
✗	Profitability convergence	Commercial punch in key segments
✓	Cost synergies	Cross-sell
✓	A single brand integration	Brand Building
✓	Prudent Risk Management	Prudent Risk Management

Better in customer services

Leverage robust technological platform

- CRM
- Customer friendly
- Quality of services
- Time-to-market
- Infrastructure

Customer Satisfaction target



3rd
4rd
4rd
3rd
1st
nov/10 Apr/10 Sep/10 mar/11
2013

New Branches target



110
110
100-120 per year
2010
2011*
2012/2013

Source: Research Benchmark de Satisfação by Ibope
(*) Estimate full year.

Closer to the customer

To be the bank of choice of our customers by 2013

- Improve value proposition for each customer segment
- Increase customer satisfaction
- Increase penetration in our current customer base
- Growth in customer base

Customer[1] - Individuals

In million



1
9
10
2011*
2013

Loyal Customer[2] - Individuals

In million



CAGR: 20%
3.5
5.0
2011*
2013

1- Total Active Current Customers
2 - Customer has a basket of products (package rates, overdraft limit, credit cards)
(*) Estimate full year.

Commercial punch in key areas

SME

Total Active Customers


Thousand
+ 250
550
800
2011*
2013

Credit Cards – Issuer Business

Credit Card Penetration[1]


58%
64%
2011*
2013

New Commercial Agreements

Esso + Shell

Telefónica

Santander Acquiring

Market Share


2%
10%
2011*
2013

Mortgage

Market Share[2]


+200 bp
25%
27%
2011*
2013

Auto Finance

Market Share


+100 bp
13%
14%
2011*
2013

1- Active Current Customer with unblocked credit card
2- Does not consider Caixa Economica Federal (CEF)
(*) Estimate full year.

Identified cross-sell opportunities

Auto Finance X Insurance

Thousand

Number of Policies[1]
(Sold through the Auto Finance distribution channel)


100
300
2011*
2013

SMEs X Owner

Thousand

Active Current Customers
(Linkage with SMEs customers)


230
320
2011*
2013

BNDES X SMEs

Market Share
(Total Bank)


6%
7%
2011*
2013

Corporate X Individuals

Payroll - Product Penetration
(Wholesale Share)


29%
32%
2011*
2013

(*) Estimate full year.
1. Sold by the autofinance distibution channel

Marketing - Capitalizing global branding initiatives

2010

2013

Brand Attractiveness

5º

Top 3

SANTANDER 3.1

- Support strategic plan
- In three years to become the bank of choice of our customers

Source: Millward Brown "Brand Tracking" (2010)

Santander Brazil is prepared to capture the growth opportunity with quality risk management

Risk function is independent

Correct risk pricing is always fostered

Efficient collection process

Risk model proved in different scenarios

- Risk premium by segment normalizing after 4Q11
- Comfortable coverage ratio
- Provisions: growing in line with the lending portfolio and the business mix

Index

Targets for 2012 and 2013

Targets 2012 and 2013

Spanish Gaap

Growth in R$ - %	CAGR
■ Revenues:	14-16%
■ Costs (includes amortization):	11-13%
■ Total Credit:	15-17%

Net Profit:
Ca. 15%
CAGR
2012-2013

Santander

Santander